Exhibit 10.1
DTLL

April 21, 2006

Board of Directors
GRAND SIERRA RESORTS
3468 Rice Street
Vadnais Heights MN 55126

RE: Letter of Intent

Dear Members of the Board,

DTLL has obtained financing commitments to fund the acquisition of the Reno Hilton as well as the working capital needs necessary to renovate the property. Pursuant these capabilities DTLL would like to extend an offer to the shareholders of Grand Sierra Resorts Corporation (“GSRC”) whereby DTLL would acquire all of the assets of GSRC.

The Offer is as follows:

(1)	The holders of GSR common shares, will receive a total of $25 million in cash, to be paid at a rate of $0.15c per share in cash,

(2)	Additionally, GSRC shareholders will receive one share of DTLL common stock for every 15 shares of GSR common stock.

Pursuant to this offer we respectively request the following:

i.
GSRC and DTLL will use their respective reasonable efforts to take all action and to do all things reasonably necessary in order to (i) execute the Definitive Documents, and (ii) consummate and make effective the Transaction and any ancillary matters contemplated by Definitive Documents.

ii.
DTLL and GSRC will cooperate with each other and proceed, as promptly as is reasonably practicable, to prepare and file any notifications required and to seek to obtain all necessary consents and approvals in connection with the execution and consummation of the Definitive Documents.

iii.
GSRC and DTLL will give prompt written notice to the other party of any material adverse development causing a breach of any of their covenants and agreements in this letter agreement. No disclosure will be deemed to prevent or cure any such failure to comply with any covenant or agreement without the written waiver of same by the other party.

iv.
The parties will reasonably cooperate with each other after the consummation of the Transaction in order to fully effectuate the Transaction and related matters as set forth in the Definitive Documents.

v.
DTLL and GSRC shall each pay their own fees and expenses and those of their agents, advisors, attorneys and accountants with respect to negotiation of this OFFER, the negotiation of the Definitive Documents, and the consummation of the Transaction and any other agreements or matters contemplated hereby.

vi.
From the date of this OFFER until such time as this OFFER is terminated, DTLL shall have reasonable access to review the GSRC operations, during normal business hours, to fully evaluate its investment. GSRC and its representatives shall also assist DTLL in conducting its review and due diligence.

vii.
Each of DTLL and GSRC represents to the other that each shall pay their own fees, commissions or other compensation asserted by any person, firm, or entity in connection with the transactions contemplated hereby.

Notices required or permitted shall be sufficient if given in writing and shall be deemed given on the date personally delivered, sent by registered certified mail, postage pre-paid, or by facsimile to DTLL as follows:

DTLL , Inc. Copy to: Jerry Siegan
4000 Main Street, Suite 215 Arnstein & Lehr
Bay Harbor, MI 49770 120 North Riverside, Suite 1200
Attention: John Paulsen, Chairman Chicago. Il 60606
Facsimile: 312.264.0205 Facsimile: 312.876.7874

This letter shall be interpreted in accordance with the laws of the State of Illinois.

We look forward to working with the company to close this transaction and agree to keep this offer open until 5 pm EST on Tuesday May 9th, 2006.

Sincerely,

John Paulsen
Chairman